Exhibit 99.2

Recent Transactions
Reporting Person	Security	Transaction	Date	No. Shares	Price Per Share
BBH*	Class S Units of Beneficial Interest	Purchase	8/27/2026	9,375.00	$11.20
BBH*	Class S Units of Beneficial Interest	Purchase	8/31/2026	23,152.27	$11.23
BBH*	Class S Units of Beneficial Interest	Purchase	9/01/2026	40,071.24	$11.23
BBH*	Class S Units of Beneficial Interest	Purchase	9/02/2026	178,984.86	$11.23
BBH*	Class S Units of Beneficial Interest	Purchase	9/03/2026	13,357.08	$11.23

* On behalf of Client Accounts